UCB to acquire Zogenix, Inc. Global Employee Townhall Update Broadening and building on our role as a leader and continued commitment to addressing unmet needs of people living with epilepsy Exhibit 99.4

Important Information About the Tender Offer The tender offer described in this document (the “Offer”) has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Zogenix, Inc. (“Zogenix”) or any other securities. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by UCB (“UCB”) and Zinc Merger Sub, Inc., a wholly owned subsidiary of UCB, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Zogenix with the SEC. The offer to purchase shares of Zogenix common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Additional copies of the tender offer materials may be obtained at no charge by contacting UCB. In addition, UCB posts its annual reports in English at ucb.com. Zogenix files annual, quarterly and current reports and other information with the SEC, which is also available to the public at the SEC’s website at www.sec.gov.

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including, without limitation, statements containing the words “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, and “continue” and similar expressions, the ability of UCB and Zogenix to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, UCB’s and Zogenix’s beliefs and expectations and statements about the benefits sought to be achieved in UCB’s proposed acquisition of Zogenix, the potential effects of the acquisition on both UCB and Zogenix, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Zogenix’s products and product candidates. These statements are based upon the current beliefs and expectations of UCB’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, or with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Zogenix’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Zogenix’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; the global spread and impact of COVID-19, changes in general economic, business and competitive conditions, the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing, costs associated with research and development, changes in the prospects for products in the pipeline or under development by UCB, effects of future judicial decisions or governmental investigations, safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, product liability claims, challenges to patent protection for products or product candidates, competition from other products including biosimilars, changes in laws or regulations, exchange rate fluctuations, changes or uncertainties in tax laws or the administration of such laws, and hiring and retention of its employees. UCB expressly disclaims any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. In the event of any differences between this Presentation and the Annual or Half Year Report, the information included in the Report shall prevail.

Creating value for patients Breaking News: UCB to acquire Zogenix, Inc. Up to approx 1.9 Billion (Transaction Value) 26.00 in cash per Zogenix share at closing - plus $2.00 CVR tied to a Fintepla regulatory approval milestone in the EU Broadening our role as a leader in epilepsy and the delivery of medicines to patients

Our purpose is to create value for patients now and into the future

Acquiring “possible best in class” treatment option Broadens UCB’s epilepsy offering, adding new patient populations Excellent strategic fit with UCB Creating value for patients Complements epilepsy treatments, enhances pipeline & augments our learnings in rare diseases Contributes to sustainable, long-term company growth Builds on our role as a leader in epilepsy providing patient value for unmet needs

Broadening our our epilepsy ambitions Charl van Zyl, EVP, Neurology Solutions & Head Europe/International Markets

Our Unified Epilepsy Strategy Our ambition is to redefine the future of epilepsy medicine, aspiring to bring even greater value to people living with seizures. Proposed acquisition is consistent with UCB’s sustainable patient value strategy and continued commitment to people living with epilepsy Increasing focus on addressing unmet needs of people living with specific or rare forms of epilepsy, where few options exist. Maximising - existing and future treatments Innovate Science - new areas of science with a focus on specific unmet needs Sustainable Value - driving access in a sustainable way; improve outcomes Digital Health - investments to provide a more holistic level of treatment Four key drivers fuel our unified epilepsy strategy

Our Long Term Vision One day, it is our hope that we can develop solutions that could impact the underlying causes of certain epilepsies and potentially lead to a cure

About Zogenix, Inc. HQ: San Francisco Bay Area, CA (additional operations in Europe; partnership in Japan Employees: 300 + Founded in 2006 Stock listed – NASDAQ: ZGNX) A global pharmaceutical company focused on serious rare diseases (particularly epilepsy)

FINTEPLA® Fenfluramine Oral Solution Under priority regulatory review by U.S. FDA (PDUFA date March 2022) and regulatory review by EMA for the EU Positive global Phase 3 trial results Top-line results announced Q1 2020; long-term efficacy data Q3 2021 Dravet Syndrome Lennox-Gastaut Syndrome 1Risk Evaluation and Mitigation Strategy Approved in U.S. and EU- in 2020 for the treatment of seizures associated with Dravet Syndrome in patients 2 years of age and older (reg review in Japan) Three positive global Phase 3 trials completed (US, EU, JPN) Data published in the Lancet December 2019 Ongoing open label extension has shown robust efficacy results up to three years REMS1 provides additional patient safety through regular screening Launched in U.S. and Germany (cATU authorization in France)

Dravet Syndrome Early Onset About 200-250 infants/year, ~20k patients in both the U.S> and EU5 Highly treatment resistant >70% of patients take three or more antiepileptic drugs >80% of patients are inadequately controlled on traditional AEDs Significant impact Prolonged and frequent generalized convulsive seizures Often fatal (15-20% mortality rate); High seizure frequency; significant developmental and motor impairments 6x higher risk of death, most commonly due to SUDEP (sudden unexpected death in epilepsy) and Status Epilepticus A rare and frequently catastrophic epilepsy Wu YW et al. Pediatrics 20015; Berg AT et al. Epilepsia 2010; Bayat A et al. Epilepsia 2015; Brunklaus A et al. Brain 2012; Dravet C et al. Eurotext 2011; Villas N et al. Epilepsy & Behavior 2017 and Company analysis Picture courtesy of Zogenix

Lennox-Gastaut Syndrome

Rare, highly refractory, and notoriously difficult to treat

Early onset

- 60,000-100,000 living with LGS in the U.S. and Europe[1]
- Childhood onset, usually between 2-7 years of age (accounts for ~1-4 % of all cases of childhood epilepsy)[2]
- Varied causes


Picture courtesy of Zogenix

Significant impact

- Higher risk of status epilepticus and sudden death; mortality rate 13.9-fold higher than in other children
- Intellectual, behavioral, and motor disabilities
- Most patients' seizures remain uncontrolled on current antiepileptic treatment regimens

1. Zogenix company estimates
2. NORD website https://rarediseases.org/rare-diseases/lennox-gastaut-syndrome/ Accessed Jan 2022

Project & Indication Preclinical Phase 1 Phase 2 Phase 3 Regulatory Commercialization 2 Rare, Treatment-Resistant Epilepsies Mitochondrial Depletion Syndromes (MDS) : (fenfluramine) oral solution: Dravet Syndrome Lennox-Gastaut Syndrome (LGS) CDKL5 Deficiency Disorder (CDD) Rare Epilepsies Investigator Initiated Trials Thymidine Kinase 2 Deficiency (TK2d) MT1621 Substrate enhancement therapy sNDA and MAA Type2 Variation submitted FDA & MAA Approved,  Filed in Japan Positive Efficacy Trial Other Rare Epilepsies Phase 3 Trial Other Substrate Enhancement Therapies tRNA based therapies MDS Zogenix Focused Product Pipeline

Thank you A big thank you to all the people that worked tirelessly to get us here today We look forward to working with the team at Zogenix to close the transaction and together deliver on these transformational treatments Reminder: Closing remains subject to obtaining required anti-trust clearances and other customary closing conditions

Thank you for your attention

Agenda TOPIC SPEAKERS Our Purpose Jean-Christophe Tellier, Chief Executive Officer The acquisition of Zorro Charl van Zyl, Neurology Solutions and Head of Europe/International Markets.